

Erin Leonard · 3rd

Innovator, creative, speaker, and business leader creating memorable moments and engaging experiences in the form of events, websites, campaigns, social marketing, and more!

Washington, District of Columbia, United States · **Contact info**

500+ connections

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Providing services
Project Management, Email Marketing, Management Consulting, Business Consulting, Advertising, Ed... ⟩

Highlights



1 Mutual Group
You and Erin are both in Harvard Business Review Discussion Group

Experience



Founder & CEO
Erin Leonard Events · Self-employed
May 2019 – Present · 2 yrs 1 mo
Washington D.C. Metro Area

We design experiences. From event planning to marketing campaigns, we design highly engaging user experiences.



Director, Meetings and Events (promoted three times)
Collaborative Communications Group
Jul 2012 – May 2019 · 6 yrs 11 mos
Washington D.C. Metro Area



Intern, Council on Environmental Quality (CEQ)
Executive Office of the President
Jan 2011 – Jun 2011 · 6 mos
Washington, District of Columbia, United States



Intern, Representative Mary Jo Kilroy
U.S. House of Representatives
Sep 2010 – Dec 2010 · 4 mos
Washington, D.C.



Library Events Photographer

Northeastern University

Jan 2007 – May 2010 · 3 yrs 5 mos

Boston, Massachusetts



Event Manager

Sam Yoon for Mayor Campaign

Jul 2009 – Dec 2009 · 6 mos

Boston, Massachusetts



Public Relations and Event Planning Intern

U.S. Government Publishing Office

Jul 2008 – Dec 2008 · 6 mos

Washington, DC



Scheduler, City Councilor At-Large Sam Yoon

Boston City Council

Jul 2007 – Apr 2008 · 10 mos

Boston, Massachusetts

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Education



Northeastern University
Bachelor of Arts (B.A.), Cultural Anthropology
2005 – 2010
Activities and Societies: Sociology Anthropology Student Association, Progressive Student
Alliance



Institute for Educational Leadership
Education Policy Fellowship Program
2014 – 2015